UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number: 001-37773

Merus N.V.

(Exact Name of Registrant as Specified in Its Charter)

Yalelaan 62

3584 CM Utrecht, The Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On January 2, 2019, John J. Crowley resigned as the Executive Vice President and Chief Financial Officer of Merus N.V. (the “Company”) to pursue other opportunities. In connection with his departure, Mr. Crowley will enter into a Separation and Release Agreement with the Company, pursuant to which Mr. Crowley will be entitled to receive a severance payment equal to 6 months of his annual salary.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-218432).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: January 2, 2019	By:	/s/ Ton Logtenberg
	Name:	Ton Logtenberg
	Title:	President & Chief Executive Officer